UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750469108

(CUSIP Number)

BB Biotech AG

Ivo Betschart

Vordergasse 3

CH-8200 Schaffhausen, Switzerland

+41 44 267 67 21

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) BB Biotech AG
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,883,563(1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,883,563(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,883,563 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person HC, CO

(1)	Includes 178,523 shares of Common Stock that may be issued upon exercise of the Biotech Growth Warrant and the Biotech Growth New Warrant.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Biotech Growth N.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Curacao
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,883,563(1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,883,563(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,883,563 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person CO

(1)	Includes 178,523 shares of Common Stock that may be issued upon exercise of the Biotech Growth Warrant and the Biotech Growth New Warrant.

Schedule 13D (Amendment No. 6)

EXPLANATORY NOTE: This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends the statement on Schedule 13D relating to shares of common stock, $0.0001 par value (the “Common Stock”) of Radius Health, Inc. (the “Issuer”), initially filed by BB Biotech AG and Biotech Growth, NV (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on June 3, 2011 (together with all amendments thereto, this “Schedule 13D”).

Amendment No. 6 is filed to (1) report an increase in the number of shares of Common Stock owned by the Reporting Persons, (2) a change in the percentage of the outstanding shares of Common Stock of the Issuer beneficially owned by the Reporting Persons as a result of the conversion of all of the Issuer’s convertible preferred stock in connection with the Issuer’s initial public offering (“IPO”) and (3) file the Fifth Amended and Restated Stockholders’ Agreement, dated as of April 24, 2014, by and among the Issuer and the stockholders party thereto.

Each capitalized term used and not defined herein shall have the meaning assigned to such term in prior amendments to this Schedule 13D. Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented to add the following:

On June 6, 2014, the Issuer consummated its IPO. The Reporting Persons purchased 1,000,000 shares of Common Stock of the Issuer in the IPO (the “IPO Shares”) for an aggregate purchase price of $8.0 million. The source of funds for such purchases was the working capital of BB Biotech.

Upon consummation of the IPO, all shares of preferred stock of the Issuer held by the Reporting Persons were converted into shares of Common Stock.

On June 6, 2014, in connection with the IPO, the Issuer issued 187,262 shares of Common Stock to the Reporting Persons in satisfaction of accumulated and unpaid dividends.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented to add the following:

The Reporting Persons acquired the IPO Shares for investment purposes.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)	Assuming the exercise of the Biotech Growth Warrant and the exercise of the Biotech Growth New Warrant, Biotech Growth is the record owner of 2,883,563. To the best knowledge of BB Biotech and Biotech Growth, no director or executive officer of BB Biotech or Biotech Growth owns any shares of the Common Stock.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the last 60 days. To the best knowledge of the Reporting Persons, no director or executive officer of BB Biotech and Biotech Growth has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented to add the following:

Biotech Growth is a party to the Fifth Amended and Restated Stockholders’ Agreement, dated April 24, 2014, by and among the Issuer and the stockholders party thereto (the “Fifth Restated Stockholders’ Agreement”), which is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2014 and incorporated by reference herein and grants the parties thereto certain resale, demand and piggyback registration rights as set forth therein. The Fifth Restated Stockholders’ Agreement amends and restates that certain Fourth Amended and Restated Stockholders’ Agreement, dated February 21, 2014, by and among the Issuer and the stockholder parties thereto.

To the best knowledge of BB Biotech and Biotech Growth, no executive officers or directors of either BB Biotech or Biotech Growth is a party to any other contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer (including shares of Common Stock), finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 1	–	Agreement regarding joint filing of Schedule 13D*

Exhibit 9	–	Fifth Amended and Restated Stockholders’ Agreement, dated as of April 24, 2014, by and among the Issuer and the stockholders party thereto. **

*	Previously filed as an exhibit to BB Biotech and Biotech Growth’s Schedule 13D filed with the SEC on June 3, 2011.
**	Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB Biotech AG

Date: June 12, 2014	By:	/s/ Michael Hutter
Signatory Authority
	Name:	Michael Hutter
	Title:	Signatory Authority

Date: June 12, 2014	By:	/s/ Daniel Koller
Signatory Authority
	Name:	Daniel Koller
	Title:	Signatory Authority

Biotech Growth N.V.

Date: June 12, 2014	By:	/s/ Michael Hutter
Signatory Authority
	Name:	Michael Hutter
	Title:	Signatory Authority